AvidXchange Holdings, Inc.

1210 AvidXchange Lane

Charlotte, North Carolina 28206

October 8, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Mr. Mitchell Austin
Ms. Jan Woo
Ms. Rebekah Lindsey
Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Registration Statement on Form S-1, as amended (File No. 333-259632) Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the several letters, each filed as correspondence via EDGAR on October 8, 2021, in which both we and the several underwriters requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-259632) for October 12, 2021, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw both our and the underwriters’ requests for acceleration of the effective date.

Very truly yours,

AvidXchange Holdings, Inc.

/s/ Ryan Stahl
By:	Ryan Stahl
Title:	General Counsel and Secretary

cc:	Teri O’Brien, Paul Hastings LLP Brandon J. Bortner, Paul Hastings LLP
Alex Davis, Cooley LLP David Ambler, Cooley LLP